THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollar Amounts in Millions)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Earnings before taxes on earnings	$583	$518	$1,634	$1,561
Fixed charges
Interest expense:
Bank deposits	8	7	22	22
Payables to brokerage clients	1	1	2	2
Long-term debt	24	19	67	55
Other	1	-	5	-
Total	34	27	96	79
Interest portion of rental expense	20	18	57	54
Total fixed charges (A)	54	45	153	133
Earnings before taxes on earnings and fixed charges (B)	$637	$563	$1,787	$1,694

Ratio of earnings to fixed charges (B) ÷ (A) (1)	11.8	12.5	11.7	12.7

Ratio of earnings to fixed charges, excluding bank deposits and payables
to brokerage clients interest expense (2)	14.0	15.0	13.7	15.3

Total fixed charges	$54	$45	$153	$133
Preferred stock dividends (3)	16	15	71	63
Total fixed charges and preferred stock dividends (C)	$70	$60	$224	$196

Ratio of earnings to fixed charges and preferred stock dividends (B) ÷ (C) (1)	9.1	9.4	8.0	8.6

Ratio of earnings to fixed charges and preferred stock dividends, excluding
bank deposits and payables to brokerage clients interest expense (2)	10.3	10.7	8.8	9.7

(1)

The ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends are calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both bank deposits and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding bank deposits and payables to brokerage clients interest expense, and the ratio of earnings to fixed charges and preferred stock dividends, excluding bank deposits and payables to brokerage clients interest expense, reflect the elimination of such interest expense as a fixed charge.

(3)	The preferred stock dividend amounts represent the pre-tax earnings that would be required to pay the dividends on outstanding preferred stock.